UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ALERISLIFE INC.

(Name of Subject Company (Issuer))

ABP ACQUISITION 2 LLC

a wholly owned subsidiary of

ABP ACQUISITION LLC

(Names of Filing Persons (Offeror))

ABP TRUST

ADAM D. PORTNOY

(Name of Filing Persons (other persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33832D205

(Cusip Number of Class of Securities)

Adam D. Portnoy
President
ABP Acquisition LLC
255 Washington Street
Newton, MA 02458
(617) 928-1300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, DE 19801
(302) 651-3250

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$41,225,242	$4,543.02
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the difference between 33,442,433, the number of shares of common stock of AlerisLife Inc., par value $0.01 per share (“Shares”), outstanding as of February 16, 2023, and 1,972,783, the number of Shares owned by ABP Acquisition LLC or by any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, multiplied by $1.31. The calculation of the filing fee is based on information provided by AlerisLife Inc. as of February 16, 2023.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, by multiplying the transaction value by 0.00011020.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 4,543.02	Filing Party:	ABP Acquisition 2 LLC and ABP Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	February 17, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 is filed with the U.S. Securities and Exchange Commission by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”), ABP Acquisition LLC, a Maryland limited liability company (“Parent”), ABP Trust, a Maryland statutory trust (“ABP Trust”), and Adam D. Portnoy, an individual, and amends and supplements the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission on February 17, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of AlerisLife Inc., a Maryland corporation (“ALR”) (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser), at a price of $1.31 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Item 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth in the section entitled “23. Legal Proceedings Relating to the Tender Offer” on page 59 of the Offer to Purchase is amended and supplemented by replacing the entire section with the following:

“Legal Proceedings Relating to the Tender Offer.

Eight demand letters have been sent to Ropes & Gray, counsel to the Special Committee, by purported stockholders, which generally seek certain information allegedly omitted from the Schedule 14D-9 to be disclosed or alleged misstatements in the Schedule 14D-9 to be corrected. In addition, purported stockholders have filed six complaints alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•    On March 1, 2023, a purported stockholder of ALR named Susan Finger filed a complaint against ALR and members of the ALR Board in the United States District Court for the Southern District of New York, captioned Finger v. AlerisLife Inc. et al., Case No. 1:23-cv-01771.

•    On March 2, 2023, another purported stockholder of ALR named William Johnson filed a complaint against ALR, members of the ALR Board and Michael E. Wagner in the United States District Court for the Southern District of New York, captioned Johnson v. AlerisLife Inc. et al., Case No. 1:23-cv-01824.

•    On March 3, 2023, another purported stockholder of ALR named John Ryan filed a complaint against ALR, members of the ALR Board and Michael E. Wagner in the United States District Court for the Southern District of New York, captioned Ryan v. AlerisLife Inc. et al., Case No. 1:23-cv-01873.

•    Also on March 3, 2023, another purported stockholder of ALR named Nechama Gross filed a complaint against ALR, members of the ALR Board and Michael E. Wagner in the United States District Court for the Southern District of New York, captioned Gross v. AlerisLife Inc. et al., Case No. 1:23-cv-01881.

•    On March 6, 2023, two purported stockholders of ALR named Tim Burns and Frank Vallis filed a complaint, both on individual basis and as a putative class action, against ALR, members of the ALR Board, Parent, Purchaser, ABP Trust and DHC in the Circuit Court for Baltimore City, captioned Burns, et al. v. AlerisLife Inc., et al., Case No. 24-C-23-001390.

•    On or about March 7, 2023, another purported stockholder of ALR named Matthew Whitfield filed a complaint, both on individual basis and as a putative class action, against ALR and members of the ALR Board in the Circuit Court for Baltimore City. As of the time of this filing, no case number has been assigned.

The complaints filed in the above-referenced federal actions (the “Federal Complaints”) allege, among other things, that the defendants violated Sections 14 (e) and 14(d), as well as Rule 14d 9 promulgated thereunder, of the Securities Exchange Act of 1934 by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. The Federal Complaints additionally allege violations of Section 20(a) of the Exchange Act against the individual defendants by influencing and controlling the dissemination of certain statements which are allegedly false and misleading. The Federal Complaints seek, among other things, (i) an order enjoining consummation of the Transactions; (ii) rescission of the Transactions if they have already been consummated and rescissory damages; and (iii) an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees.

The two complaints filed in the above-referenced actions in the Circuit Court for Baltimore City allege, among other things, that the individual defendants breached their fiduciary duties in connection with the Offer. Those complaints seek, among other things, (i) declaration that the actions are properly maintainable as a class action and certification that the plaintiffs are class representatives; (ii) injunctive relief preventing the consummation of the Transactions; (iii) rescissory damages or rescission in the event the Transactions are consummated; (iv) an accounting of purported damages; and (v) an award of plaintiff’s expenses and attorneys’ fees. We refer to the above-referenced actions collectively as the “Tender Offer Litigation.”

The outcome of the matters described above cannot be predicted with certainty. Additional complaints or demand letters may be filed against or received by ALR, members of the ALR Board, Parent, Purchaser, ABP Trust and/or Adam D. Portnoy in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, ALR, Parent, Purchaser, ABP Trust or Adam D. Portnoy will not necessarily announce such additional filings. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions. Parent, Purchaser, ABP Trust and Adam D. Portnoy believe the allegations and claims asserted in the Tender Offer Litigation are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2023

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Acquisition LLC

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Acquisition 2 LLC

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Trust

/s/ Adam D. Portnoy
Adam D. Portnoy